Exhibit 17.1

LETTER OF RESIGNATION

August 6, 2021

Board of Directors

Ficaar, Inc.

257 Varet Street

Brooklyn, NY 11206

Re: Resignation of Dawn Cames

Dear Ladies and Gentlemen:

In accordance with the Company's Bylaws, I hereby resign as President and member of the Board of Directors of Ficaar, Inc. (the "Company"), effective as of the date hereof.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, the Board or any committee of the Board.

Very truly yours,

/s/ Dawn Cames .

Dawn Cames